EXHIBIT 99.2
Supplemental Discussion of Caesars Entertainment's Commercial Mortgage-Backed Securities Related Properties Financial Information
The properties securing Caesars Entertainment's commercial mortgage-backed securities (“CMBS Properties”) originally borrowed $6,500.0 million of CMBS financing (the “CMBS Financing”). The CMBS Financing is secured by the assets of the CMBS Properties and certain aspects of the financing are guaranteed by Caesars Entertainment (“Caesars”). The CMBS properties are Harrah's Las Vegas, Rio, Flamingo Las Vegas, Harrah's Atlantic City, Paris Las Vegas, and Harrah's Laughlin.
In this discussion, the words “we” and “our” refer to the CMBS Properties. We are providing this financial information pursuant to the Second Amended and Restated Loan Agreement, dated as of August 31, 2010 (the “CMBS Loan Agreement”), related to the CMBS Financing.

OPERATING RESULTS FOR CMBS PROPERTIES
Overall CMBS Properties Results
The following tables represent CMBS Properties’ unaudited Combined Condensed Balance Sheets as of March 31, 2013 and December 31, 2012, and their unaudited Combined Condensed Statements of Operations and unaudited Combined Condensed Statements of Cash Flows for the quarters ended March 31, 2013 and 2012.

CMBS Properties
Combined Condensed Balance Sheets
(Unaudited)
(In millions)

	March 31, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	$105.7	$126.7
Receivables, net of allowance for doubtful accounts of $34.5 and $33.0	75.4	69.7
Deferred income taxes	10.3	10.4
Prepayments and other current assets	65.8	70.1
Inventories	12.1	13.3
Total current assets	269.3	290.2
Property and equipment, net	4,899.5	4,917.8
Goodwill	1,690.6	1,690.6
Intangible assets other than goodwill	466.9	481.7
Restricted cash	57.2	57.2
Deferred charges and other	73.9	90.2
	$7,457.4	$7,527.7
Liabilities and Stockholder's Equity
Current liabilities
Accounts payable	$38.9	$42.5
Interest payable	8.2	7.1
Accrued expenses	136.9	132.6
Current portion of long-term debt	3.5	3.6
Due to affiliates, net	24.2	38.7
Total current liabilities	211.7	224.5
Long-term debt	4,642.7	4,665.5
Deferred credits and other	24.3	24.0
Deferred income taxes	1,509.0	1,516.9
	6,387.7	6,430.9
Total equity	1,069.7	1,096.8
	$7,457.4	$7,527.7

CMBS Properties
Combined Condensed Statement of Operations
(Unaudited)
(In millions)

	Quarter Ended March 31,
	2013	2012
Revenues
Casino	$282.9	$308.2
Food and beverage	123.6	127.7
Rooms	105.3	112.5
Other	43.9	44.2
Less: casino promotional allowances	(82.3)	(87.3)
Net revenues	473.4	505.3
Operating expenses
Direct
Casino	140.2	161.9
Food and beverage	59.2	60.4
Rooms	29.8	30.8
Property, general, administrative, and other	122.8	126.2
Depreciation and amortization	34.1	39.1
Write-downs and reserves, net of recoveries	13.4	2.0
Income on interests in non-consolidated affiliates	(0.5)	(0.5)
Corporate expense	13.7	24.0
Amortization of intangible assets	14.8	14.8
Total operating expenses	427.5	458.7
Income from operations	45.9	46.6
Interest expense, net of interest capitalized	(51.9)	(52.3)
Gains on early extinguishments of debt	—	45.8
Other income, including interest income	—	0.2
(Loss)/income before income taxes	(6.0)	40.3
Benefit/(provision) for income taxes	3.0	(14.5)
Net (loss)/income	$(3.0)	$25.8

CMBS Properties
Combined Condensed Statements of Cash Flows
(Unaudited)
(In millions)

	Quarter Ended March 31,
	2013	2012
Cash flows used in operating activities	$(9.0)	$(21.2)
Cash flows from investing activities
Acquisitions of property and equipment, net of change in related payables	(13.1)	(11.6)
Change in restricted cash	3.1	(11.4)
Other	(1.1)	(0.7)
Cash flows used in investing activities	(11.1)	(23.7)
Cash flows from financing activities
Cash paid for early extinguishments of debt	—	(71.8)
Cash paid for loan maturity extension fees	(23.3)	—
Cash received from Caesars Entertainment for financing transactions	23.3	71.8
Other	(0.9)	—
Cash flows (used in)/provided by financing activities	(0.9)	—
Net decrease in cash and cash equivalents	(21.0)	(44.9)
Cash and cash equivalents, beginning of period	126.7	151.2
Cash and cash equivalents, end of period	$105.7	$106.3
Cash paid for interest	$39.4	$41.7

COMBINED OPERATING RESULTS

	Quarter Ended March 31,		Percentage Favorable/(Unfavorable)
(Dollars in millions)	2013	2012
Casino revenues	$282.9	$308.2	(8.2)%
Net revenues	473.4	505.3	(6.3)%
Income from operations	45.9	46.6	(1.5)%
Net (loss)/income	(3.0)	25.8	**
Operating margin*	9.7%	9.2%	0.5 pts
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*	Operating margin is calculated as income from operations divided by net revenues for the respective period.

**	Not meaningful
Revenues for the first quarter 2013 were lower than the strong results the CMBS Properties achieved in the prior year quarter, with casino revenues down $25.3 million, or 8.2%, and net revenues $31.9 million, or 6.3%, lower than in the 2012 first quarter. Revenues dropped most significantly at Harrah's Atlantic City due to continued competitive pressure in the region, weakness in the economic environment, and the slow recovery from Hurricane Sandy. In addition, revenues in Las Vegas were impacted by the continuing construction activity for Project Linq. We estimate that the construction activities reduced first quarter 2013 revenues in Las Vegas by approximately $8 million to $11 million.
Revenue declines were mostly offset by decreases in property operating expenses due mainly to lower variable costs associated with the change in revenues and a decrease in costs as a result of our cost-savings initiatives. Depreciation expense declined due to assets becoming fully depreciated and corporate expense decreased due to a reduction in management fees paid to Caesars in accordance with the CMBS Loan Agreement. These decreases were partially offset by an increase in write-downs and reserves, net of recoveries resulting from additional remediation costs and other write-downs in 2013 when compared with 2012. Income from operations for the first quarter 2013 was negatively impacted by the construction activity for Project Linq which we estimate reduced income from operations by approximately $4 million to $6 million.

OTHER FACTORS AFFECTING NET (LOSS)/INCOME

Expense/(income)	Quarter Ended March 31,		Percentage Favorable/(Unfavorable)
(Dollars in millions)	2013	2012
Interest expense, net of interest capitalized	$51.9	$52.3	0.8%
Gains on early extinguishments of debt	—	(45.8)	(100.0)%
(Benefit)/provision for income taxes	(3.0)	14.5	**
____________________

**	Not meaningful
Gains on Early Extinguishments of Debt
There were no early extinguishments of debt during the quarter ended March 31, 2013. During the first quarter of 2012, we recognized a gain on early extinguishments of debt of $45.8 million, net of deferred financing costs, due to the purchase of $118.7 million face value of CMBS Loans for $71.8 million.
Effective Tax Rate
The effective tax rate benefit on continuing operations for the first quarter 2013 was 50.0% compared with an effective tax rate provision of 36.0% for the first quarter 2012. The change in the quarterly effective tax rate is due to (i) decreased pre-tax earnings in 2013, (ii) U.S. tax law changes which were enacted in January 2013, and (iii) a decrease in accrued interest on uncertain tax positions as a result of the removal of certain positions in the fourth quarter 2012.

LIQUIDITY AND CAPITAL RESOURCES
Cost Savings Initiatives
Caesars Entertainment has undertaken comprehensive cost-reduction efforts to rightsize expenses with business levels. In accordance with our shared services agreement with Caesars Entertainment, we estimate that cost-savings programs produced $18.9 million in incremental cost savings for the first quarter of 2013 for the CMBS Properties compared with the same period in 2012. Additionally, as of March 31, 2013, we expect that these and additional new cost-savings programs will produce additional annual cost savings of $44.0 million, based on the full implementation of current projects that are in process. As Caesars realizes savings or identifies new cost-reduction activities, this amount will change.
Capital Spending and Development
We incur capital expenditures in the normal course of business, and we perform ongoing refurbishment and maintenance at our existing casino entertainment facilities, to maintain our quality standards. We also continue to pursue development and acquisition opportunities for additional casino entertainment and other hospitality facilities that meet our strategic and return on investment criteria. Cash used for capital expenditures in the normal course of business is typically made available from cash flows generated by our operating activities while cash used for development projects is typically funded from established debt programs, specific project financing, and additional debt offerings.
Future development projects could require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion, and the commencement of operations of development projects would be contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. We must also comply with covenants and restrictions set forth in the CMBS Loan Agreement.
Our capital spending for the quarter ended March 31, 2013 totaled $13.1 million, net of an increase of $2.5 million of related payables. Estimated total capital expenditures for 2013 for the CMBS Properties are expected to be between $70 million and $100 million.
Liquidity
Our cash and cash equivalents, excluding restricted cash, totaled $105.7 million at March 31, 2013 compared with $126.7 million at December 31, 2012. Restricted cash, including $35.6 million included in prepayments and other current assets, totaled $92.8 million at March 31, 2013. Nearly all of the restricted cash consists of cash reserved under loan agreements for certain expenditures incurred in the normal course of business, such as interest service, real estate taxes, property insurance, and capital improvements.
Our operating cash inflows are typically used for operating expenses, debt service costs and working capital needs. From time to time, we distribute excess cash flow to Caesars Entertainment. The amount of excess cash flow that may be distributed is limited to 85% of excess cash flow with respect to such quarter, as defined in the CMBS Loan Agreement.
The CMBS Properties are highly leveraged, and a significant amount of our liquidity needs are for debt service. As of March 31, 2013, we had $4,646.2 million book value of indebtedness outstanding, including capital lease indebtedness. Payments of short-term debt obligations and other commitments are expected to be made from operating cash flows. Long-term obligations are expected to be paid through refinancing of debt, or, if necessary, additional debt offerings.
From time to time, depending upon market, pricing, and other conditions, as well as on our cash balances and liquidity, we may seek to acquire our indebtedness through open market purchases, privately negotiated transactions, redemption or otherwise, upon such terms and at such prices as we may determine (or as may be provided for in our debt agreement), for cash or other consideration. In addition, we have considered and will continue to evaluate potential transactions to reduce net debt, such as debt for debt exchanges and other transactions. There can be no assurance as to which, if any, of these alternatives or combinations thereof we may choose to pursue in the future as the pursuit of any alternative will depend upon numerous factors such as market conditions, our financial performance, and the limitations applicable to such transactions under our financing documents.
Our ability to fund our operations, pay or refinance our debt obligations, and fund planned capital expenditures depends, in part, upon economic and other factors that are beyond our control, and disruptions in capital markets and restrictive covenants related to our existing debt could impact our ability to secure additional funds through financing activities. We believe that our cash and cash equivalents balance, our cash flows from operations, and the financing sources discussed herein will be sufficient to meet our normal operating requirements during the next 12 months and to fund capital expenditures.

Please refer to the "Capital Resources - CMBS Financing" and "Derivative Instruments" sections that follow herein for details on first quarter 2013 transactions related to our debt outstanding and related derivative.
We cannot assure you that our business will generate sufficient cash flows from operations, or that future borrowings will be available to us, to fund our liquidity needs and pay our indebtedness. If we are unable to meet our liquidity needs or pay our indebtedness when it is due, we may have to reduce or delay refurbishment and expansion projects, reduce expenses, sell assets, or attempt to restructure our debt. Any such actions could negatively impact our competitive position and revenue generation. In addition, we have pledged a significant portion of our assets as collateral under our CMBS Financing agreements, and, if any of our lenders accelerate the repayment of borrowings, there can be no assurance that we will have sufficient assets to repay our indebtedness.
Capital Resources - CMBS Financing
In February 2013, we paid an extension fee of $23.3 million and exercised the option to extend the maturity of the CMBS Financing to 2014. The loan contains an additional extension option to extend its maturity from 2014 to 2015, subject to certain conditions.
Derivative Instruments
As part of the extension disclosed above, we entered into a new interest rate cap agreement. The interest rate cap agreement, which is effective from February 13, 2013 and terminates February 13, 2015, is for a notional amount of $4,664.1 million at a LIBOR cap rate of 4.5%. Any future changes in fair value of the interest rate cap will be recognized in interest expense during the period in which the changes in value occur.

GUARANTEES OF THIRD-PARTY DEBT AND OTHER OBLIGATIONS AND COMMITMENTS
As of March 31, 2013, there have been no material changes outside of the ordinary course of business to our aggregate indebtedness and other known contractual obligations, which are set forth in the table included in the Supplemental Discussion of Caesars Entertainment's Commercial Mortgage-Backed Securities Related Properties Financial Information filed as Exhibit 99.2 to our Annual Report on Form 10-K for the year ended December 31, 2012, as amended.